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                                                                  EXHIBIT 99.8

             Description of Federal Kemper Life Assurance Company's
           Issuance, Transfer and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    under the Investment Company Act of 1940


I.   INTRODUCTION

Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.

The FKLA Variable Separate Account (the "Separate Account") is registered under the 1940 Act. Within the Separate Account are Subaccounts, which are as of the date of this filing, the KINF Money Market, KINF Total Return, KINF High Yield, KINF Growth, KINF Government Securities, KINF International, KINF Small Cap Growth, Janus Growth, Janus Aggressive Growth, Janus Worldwide Growth, Warburg Pincus Small Company Growth, Warburg Pincus Post-Venture Capital, Warburg Pincus International Equity, Fidelity Equity-Income, Fidelity Growth, Fidelity Asset Manager: Growth, and Fidelity Investment Grade Bond
Subaccounts. (the "Subaccounts).   Procedures apply equally to each Subaccount
and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and its Subaccounts is necessary. Each Subaccount invests in shares of a corresponding portfolio of the Kemper Investors Fund, the Janus Aspen Series, the Warburg Pincus Trust, the Fidelity Variable Insurance Products Fund or the Fidelity Variable Insurance Products Fund II (the "Funds"), mutual funds registered under the 1940 Act. The investment experience of the Subaccounts of the Account depends on the market performance of the corresponding fund portfolios.

FKLA believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

      A. Because of the insurance nature of FKLA's flexible premium variable life insurance policies ("policies") and due to the requirements of state insurance laws,


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           the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.



      B. Many of the procedures used by FKLA have been adopted from established procedures for Zurich Kemper Life's flexible premium universal life insurance policies.

      C. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, FKLA has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

      D. In general, state insurance laws require that FKLA's procedures be reasonable, fair and not discriminatory.

      E. Because of the nature of the insurance product, it is often difficult to determine precisely when FKLA's procedures deviate from those required under Section 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to address each and every procedure of variation which might occur and does include certain procedural steps which might be deemed as deviations from the above-cited sections rules.


II.  ISSUANCE

This section outlines those provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions, such as reinstatement, which do not result in the issuance of a policy but which require certain payments by the Policyowner and involve a transfer of assets supporting the policy reserve into the Account.


A.   Insurance Charges and Underwriting Standards

Cost of insurance charges for FKLA's policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Policyowner pays a cost of insurance charge commensurate with the insured person's mortality risk. This mortality risk is actuarially determined based upon factors

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such as age, smoking status, sex, health, and occupation. Each insured is charged a monthly deduction based on applying a cost of insurance rate commensurate with his/her mortality risk to the Net Amount at Risk. The policies will be offered and sold pursuant to the cost of insurance schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit discrimination among insureds, but recognize that premiums must be based on factors such as age, sex, health and occupation. A table showing the maximum cost of insurance rates will be delivered as part of the policy.


B.   Application and Initial Premium Processing

     1.   DEATH BENEFIT

          The Death Benefit for the policies is based on the death benefit option and specified amount selected and the table of death benefit percentages applicable at the time of death. A policy will be issued if the following conditions are met:

          a.   A premium payment of at least $50 is paid.

          b.   A completed application is submitted.

          c. Required underwriting information, satisfactory to FKLA, is provided.


     2.   POLICY ISSUE

          Before FKLA will issue a policy, it must receive a completed
          application and a full initial premium at its Home Office.   A policy
          ordinarily will be issued only for Insureds Age 0 through 85 who supply satisfactory evidence of insurability to FKLA. Acceptance of an application is subject to underwriting by FKLA. FKLA reserves the right to decline an application for any reason.

          After underwriting is complete and the policy is delivered to the owner, insurance coverage under the policy will be deemed to have begun as of the day following the date of receipt of a completed application and the full initial premium. This date is the Policy Date.


     3.   PREMIUMS

          Premiums are to be paid to FKLA at its Home Office. Checks ordinarily must be made payable to FKLA.



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      Initial Premium - The minimum initial premium that FKLA will accept under a policy is $50.00. FKLA reserves the right to increase or decrease this amount for a class of policies issued after some future date.

      On the day following the date of receipt, the net initial premium will be allocated to the Money Market Subaccount. This premium will remain in the Money Market Subaccount until the Trade Date. On the Trade Date, Separate Account Value in the Money Market Subaccount will be allocated to the Subaccounts and the Fixed Account in accordance with elections by the Owner in the application for the policy. The Trade Date is the date 30 days after the issue date.

      The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date generally will be the date following receipt of the application, except that if such date is the 29th, 30th, or 31st of a month, the Policy Date will be the first of the following month. Acceptance is subject to FKLA's underwriting rules, and FKLA reserves the right to reject an application for any reason.

      The Policy Date is the date when FKLA accepts the risk of  providing
      insurance coverage to the Insured.   Monthly deductions begin as of the
      Policy Date.

      The cost of insurance for the full amount of coverage applied for is applied as of the Policy Date. This is consistent with established administrative procedures of FKLA and is permitted and consistent with common insurance company administrative practice and insurance laws.


      Additional Premiums - Subject to the premium guidelines established under Federal tax law, additional premiums may be contributed while this policy is in force, including when necessary to prevent lapse. Upon request, FKLA will tell the Owner whether an additional premium payment can be made and what its maximum amount is. Except to prevent lapse, such an additional premium payment must be at least $50.00. FKLA reserves the right to limit the ability to make more than one additional premium payment in each Policy Year. Evidence of insurability may be required if an additional premium payment would result in an increase in the Death Benefit.


  4.  ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE

      Allocation of Premiums - The Owner allocates premiums to Subaccounts of the Separate Account. The Owner must indicate the initial allocation in the policy application. On the Trade Date, the policy's Separate Account Value in the Money Market Subaccount will be allocated to the Subaccounts of the Separate Account and the Fixed Account in accordance with the
      Owner's allocation instructions in the application.   Additional premiums
      received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a

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      change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received.


C. Delivery Period - Policies Issued - Other Than As Applied For

      1. FKLA will take steps to protect itself against anti-selection by the prospective Owner resulting from a deterioration in the health of the proposed Insured including requiring policies to be delivered promptly. Generally, the period will not exceed 60 days from the date the policy is issued.

      2. Failure to Complete Delivery - FKLA will review the file to verify that delivery requirements were not satisfied.

            a. If FKLA determines that delivery was satisfied, the policy will be placed in force as of the Policy Date.

            b. If delivery was not satisfied, the policy will be terminated as of the Policy Date and any premium refunded to the Owner, subject to the refund rules mentioned herein. Notification will be sent to the Owner advising him or her that delivery was never completed and that no insurance has been in effect.

D. Delivery Requirements
      1. An agent/agency must submit all outstanding delivery requirements to the FKLA Home Office prior to the end of the delivery period.

      2.   The FKLA Home Office cannot accept partial requirements;
           however, if an agency does inadvertently submit only part of the requirements necessary to complete delivery, FKLA will record any documents as received, and return the policy to the agency with a memo advising them of the remaining requirements.

      3. Any money submitted with incomplete delivery requirements will be returned to proposed owner with correspondence specifying the remaining requirements.

      4. If a policy is reported as delivered after the delivery period has expired, the policy will be placed in force, subject to underwriting approval.

      5. If a policy is returned to the agency due to incomplete requirements, a delivery extension may be obtained on the agency's behalf.



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E.   Policy Lapse

Lapse will occur when the Surrender Value of a policy is insufficient to cover the monthly deductions and a grace period expires without a sufficient payment being made.

The duration of coverage depends upon the Surrender Value being sufficient to cover the monthly deductions.

A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the policy is insufficient to cover the monthly deductions. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the policy in force for three months will cause the policy to lapse and terminate without value.

If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the Fixed Account in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted.

FKLA will not accept any payment that would cause the total premium payment to
exceed the maximum payment permitted by the Code.   However, the Owner may
voluntarily repay a portion of Debt to avoid lapse.

If premium payments have not exceeded the maximum payment permitted by the Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

The death benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.


F.   Reinstatement

If a policy lapses because of insufficient Surrender Value to cover the monthly deductions, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within three years after the date of lapse. Reinstatement is subject to:

      1.   receipt of evidence of insurability satisfactory to FKLA;

      2. payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the policy in force three months; and

      3. payment or reinstatement of any Debt against the policy which existed at the date of termination of coverage.



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The effective date of reinstatement of a Policy will be the Monthly Processing
Date that coincides with or next follows the date the application for reinstatement is approved by FKLA. Suicide and incontestability provisions will a apply from the effective date of reinstatement.

G.   Contestability

      1. This policy is contestable for two years during the lifetime of the Insured, measured from the Issue Date, for material misrepresentations made in the initial application for the policy. Policy changes and reinstatements may be contested for two years after the effective date of change or reinstatement. No statement will be used to contest a policy unless it is contained in an application. The two year limitation does not apply in the event of fraud.


III. TRANSFER PROCEDURES

      A. Separate Account Value may be transferred among the Subaccounts of the Separate Account and the Fixed Account. One transfer of all or a part of the Separate Account Value may be made within a fifteen day period. All transfers made during a business day will be treated as one request. Fixed Account Value may be transferred to one or more Subaccounts. One transfer of part of the Fixed Account Value may be made once each Policy Year in the thirty day period following the end of a Policy Year.

           1. Transfer requests must be in writing in a form acceptable to FKLA, or by telephone authorization under forms authorized by FKLA.

           2. The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Owner's remaining interest in a Subaccount or the fixed account, from which amounts are to be transferred, would be less than $500 after such transfer.

           3.   Transfers will be based on the Accumulation Unit
                Values next determined following receipt of valid complete transfer instructions by FKLA.

           4. The transfer provision may be suspended, modified or terminated at any time by FKLA.

           5. Written acknowledgment of transfers between Subaccounts will be provided at two points in time:

                a.   A confirmation notice will be sent to
                     the Owner within seven days of receipt of the request.

                b.   The annual statement will also
                     reflect transfers.







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      B.   Policy Loans

      1.   After the first policy year the Owner may by written  request to FKLA borrow all or part of the maximum loan amount of the policy.
           The maximum loan amount is 95% of   the policy's Cash value minus
           applicable surrender charges. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted. The minimum amount of a loan is $500. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after FKLA receives a loan request at its Home Office, although payments may be postponed under certain circumstances.

      2. On the date a loan is made, an amount equal to the loan amount will be transferred from the Separate Account and Fixed Account to the loan account in the General Account. Unless the Owner directs otherwise, the loaned amount will be deducted from the Subaccounts and Fixed Account in proportion to the values that each bears to the Separate Account Value of the policy in all of the Subaccounts plus the Fixed Account Value at the end of the Valuation Period during which the request is received.

      3. If the Net Surrender Value on the day immediately preceding a Deduction Day is less than the monthly deduction for the next month, FKLA will notify the Owner and any assignee of record.

      4. A policy loan will have an effect on the Cash Value of a policy. The collateral for the loan (in the Loan Account) does not participate in the experience of the Subaccounts or the current interest rate of the Fixed Account while the loan is outstanding.
           If the amount credited to the Loan Account is more than the amount that would have been earned in the Subaccounts of the Fixed Accounts, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the Fixed Accounts, the Cash Value, as well as the Death Benefit, may be less.


      C.   Loan Interest

      1. The loan interest will be assessed at an effective annual rate of 5.00%. Interest not paid will be added to the loan amount due and bear interest at the same rate.

      2. Cash Value in the loan account will earn 3.00% annual interest for the first nine Policy Years and 5.00% annual interest thereafter. Such earnings will be allocated to the Loan Account.



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      D.   Loan Repayment

      1.   While the policy is in force, policy loans may be repaid   at
           any time, in whole or in part. At the time of repayment, Cash Value in the loan account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts and the Fixed Account, according to the Owner's current allocation instructions, unless otherwise requested by the Owner. Transfers from the Loan Account to the Separate Account or the Fixed Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received. Such transfers will not be counted in determining the transfers made within a 15 day period.

      2. FKLA will provide written confirmation of loan repayments, including the effective date of the payment, and the effect on specific Subaccounts and the General Account, within seven days of the receipt of payment.


      E.   Policy Date and Deduction Day Deductions

      1. The Cost of Insurance (COI) is calculated on the net amount at risk using current rates. After calculating COI, substandard ratings are applied. Increases in specified amount can be rated separately from the original rating.

      2. The calculated monthly deductions are distributed among the Funds and the Fixed Account according to the selected allocation percentages specified by the policyholder.


IV. REDEMPTION PROCEDURES

The following outlines are administrative procedures attendant to transactions which involve redemption of a policy's values.


A.  Free Look Period

      1. The Owner may, until the end of the period of time specified in the policy, examine the policy and return it for a refund. The applicable period of time will depend on the state in which the policy is issued; however, it will be at least 10 days from the date the policy is received by the Owner. The amount of the refund will be at least equal to the premium paid. A refund will be at least equal to the premium paid. An Owner seeking a refund should return the policy to FKLA at its Home Office or to the agent who sold the policy.

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      2.   The Policyowner will receive a refund equal to the Cash Value of the policy plus any monthly deductions and any deductions made against premiums.

      3. Refunds will be made within seven working days of receipt of the request, providing the original payment has had sufficient time from the date of our deposit to clear the payor's bank account. Normally, this is 30 days for payments made by personal check, money order or cashier's check. Any refund or portion thereof is subject to being held in FKLA's office until this time requirement is met. If only a portion of the refund is needed to meet the time requirements, the undisputed portion will be released within the seven day time frame. The disputed portion will be held until the time requirement is met and then refunded by separate check. Any refund that needs to be held to meet the time requirement from FKLA date of deposit can be expedited if the payor submits proof that the item has been honored by the bank.


B.  Surrender Privilege and Charges

      1. While the Insured is living and the policy is in force, the Owner may surrender the policy for its Net Surrender Value. To surrender the policy, the Owner must make written request to FKLA at its Home Office and return the policy to FKLA. The Net Surrender Value is equal to the Cash Value less any applicable Surrender Charge and any Debt. After the first Policy Year , a Policy Owner may make withdrawals of amounts less than the Net Surrender Value. The minimum amount of each withdrawal is $500. Surrender charges will apply to the extent aggregate withdrawals exceed Cash Value less total premiums paid. Amounts in excess of total premiums paid will be considered to be withdrawn first. A $25.00 withdrawal charge will be imposed for processing each withdrawal. A withdrawal will decrease the Cash Value by the amount of the withdrawal and any applicable surrender charge. If Death Benefit Option A is in effect, it will reduce the Specified Amount by the amount of the withdrawal and any applicable surrender charge.

      2. A 2.5% charge is deducted from each premium to reimburse FKLA for the payment of state premium taxes. In addition, a charge for federal taxes equal to 1% of each premium payment will be deducted to compensate FKLA for a higher corporate income tax liability resulting from changes made to the Internal Revenue Code by the Omnibus Budget Reconciliation Act of 1990.

      3. A contingent deferred sales charge ("Surrender Charge") will be used to cover expenses relating to the distribution of the policy including commissions paid to sales personnel, and other promotion and acquisition expenses. If this policy is surrendered or if the Cash Value is applied under a Settlement Option, the amount


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           payable may reflect a deduction for applicable Surrender Charges.  In addition, the Surrender Charge may apply against a partial withdrawal.

      4. A Surrender Charge will not be assessed against Cash Values applied under a settlement option if the policy has been in force for five or more years and the settlement option elected provides for benefit payments of at least five years.

      5. The amount of the Surrender Charge will be calculated as a percentage of the total premiums paid. The charge decreases from 6% to 0% depending on the length of time between the Policy Date and the date of surrender or application under a settlement option.

      6. During the period from the Policy Date to the fifth Policy Anniversary, the rate is 6%; on the fifth Policy Anniversary, the rate decreases to 5%, and on each of the next three Policy Anniversaries it will decrease an additional 1%. Thus, there will be no Surrender Charge beginning on the ninth Policy Anniversary.

      7. The applicable Surrender Charge will be determined based upon the date of receipt of the written request for surrender.

      8.   No minimum amount of Net Surrender Value is guaranteed.

      9. FKLA will make the payment of the Net Surrender Value out of its General Account and at the same time, transfer assets from the Separate Account to the General Account in an amount equal to the policy reserves in the Separate Account.


C.   Death Claims

      1. FKLA will ordinarily pay a death benefit to the beneficiary within seven calendar days after receipt, at its Home Office, of the policy, due proof of death of the insured and all other requirements necessary* to make payment. FKLA will send the check to the beneficiary within seven days after FKLA receives all required documents.

      2. FKLA will make payment of the death benefit out of its General Account, and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.





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*State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policies regarding suicide and incontestability.

D.   Premium Refunds

FKLA will not normally refund premium payments unless one of the following situations occurs:

      1. The Insured is rated substandard during the underwriting process and the Owner does not accept the rating.

      2. The proposed Insured is determined to be uninsurable by FKLA's standards.

      3. The premium paid is in permanent suspense because underwriting requirements were never completed.

      4. The delivery period has expired and delivery has not been completed.

      5.   The Owner exercises the Free Look Privilege.

      6. The premium payment would disqualify the policy as life insurance coverage; (see Guideline Premium Test) however, in this instance, the payment will first be applied as a repayment of any outstanding loans.

      7. In the event an application is declined by FKLA, the initial premium will be refunded, together with the earnings credited based on the investment experience of the FKLA Money Market Subaccount.


E.   Guideline Premium Test - Tax Qualification

The Guideline Premium Test is a two part test applied to determine if a policy qualifies as life insurance as defined in the IRS Code, Section 7702.

      1. Part I - Guideline Premium Limitation. The sum of the actual premiums paid into the contract cannot exceed the greater of:

           a.    the guideline single premium, or

           b.    the sum of the guideline level premiums at that time.

      2. The guideline single premium is the premium needed at issue for the future benefits under contract, computed on the basis of:

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            a.   the guaranteed mortality charges specified in the
                 contract.

            b.   other guaranteed charges specified in the contract, and

            c. an interest rate which is the greater of an annual effective rate of six percent or the rate or rates guaranteed at issue.

      3.    For this plan the guideline single premium is based on:

            a. the guaranteed maximum mortality rates, for all durations, and

            b.   six percent interest.

      4. Guideline level premiums are the annual premium version of the guideline single premium based on the above assumptions and a premium payment period extending to age 95. The interest rate used will be four percent. At the point where a policy is recognized as being out of compliance, the Death Benefit must be increased or premiums refunded as necessary for qualification as life insurance.

      5. Part II - Cash Value Corridor Requirement. The Cash Value test regulates the ratio of the policy Cash Value to the death benefit regardless of the effect of the guideline premium limit. The death benefit payable under the contract must always be greater than or equal to the policy Cash Value times the death benefit factor. Death benefit factors vary only by attained age and range from 1.00 to 2.50 for the FKLA VUL.

           A check for compliance will be made at the time premiums are applied and at least annually thereafter. If a violation is detected, the agent will be notified and monies refunded.


F.   Misstatement of Age or Sex

If the age and/or sex of the insured was misstated, the death benefit will be adjusted based on what the cost of insurance charged for the most recent Monthly Processing Date, prior to the insured's death, would have purchased using the correct age and/or sex.


G.   Postponement of Payments

Payment of any amount due upon:  (a) policy termination at the maturity date,
(b) surrender of the policy, (c) payment of any policy loan, or (d) death of the Insured, may be postponed whenever:



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      1.   The New York Stock Exchange is closed other than  customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC;

      2. The SEC by order permits postponement for the protection of Owners; or

      3. An emergency exists, as determined by the SEC, as a result of which disposal of securities of the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

Transfers may also be postponed under these circumstances.


H.   Payment Not Honored by Bank

The portion of any payment due under the policy which is derived from any amount paid to FKLA by check or draft may be postponed until such time as FKLA determines that such instrument has been honored by the bank upon which it was drawn.


I.   Suicide

Suicide by the Insured, while sane or insane, within two years from the Policy Date of the policy is a risk not assumed under the policy. FKLA's liability for such suicide is limited to the premiums paid less any withdrawals and debt. When the laws of the state in which a policy is delivered require less than a two year period, the period will be as stated in such laws.


V. RECORDS AND REPORTS

FKLA will maintain all records relating to the Separate Account. FKLA will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulation Unit Value, the Cash Value and Net Surrender Value under the policy, and indicating any additional premium payments, transfers, policy loans and repayments and charges made during the Policy Year. Owners will also be sent annual and semi-annual reports for the Funds to the extent required by the 1940 Act.







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